SECURITIES AND EXCHANGE COMMISSION

05039705

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III
FACING PAGE

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SEC FILE NUMBER
8- 13535

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

UBS Capital Markets L.P.

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

111 Pavonia Avenue East
(No. and Street)

Jersey City (City) New Jersey (State) 07310 (Zip Code)

RECD S.E.C. MAR 1 - 2005 1086

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Mr. Greg Ochojski (212) 804 - 3696
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
Ernst & Young LLP
(Name – *of individual, state last, first, middle name*)

5 Times Square (Address) New York (City) NY (State) 10036 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 23 2005
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, Greg Ochojski, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of UBS Capital Markets L.P., as of December 31, 2004, are true and correct. I further swear (or affirm) that neither the Partnership nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

DOLORES A. MITCHELL
Notary Public, State of Connecticut
No. 120209
Qualified in Norwalk County
Commission Expires 10/31/08

Greg Ochojski
Signature

ASSOCIATE DIRECTOR
Title

Dolores A Mitchell
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (I) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Independent auditor's report on internal control.
- ☐ (p) Schedule of segregation requirements and funds in segregation – customers' regulated commodity futures account pursuant to Rule 171-5.

For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

UBS Capital Markets L.P.

Consolidated Statement of Financial Condition

December 31, 2004

Contents

ERNST & YOUNG

Ernst & Young LLP
5 Times Square
New York, New York 10036-6530

Phone: (212) 773-3000
www.ey.com

Report of Independent Registered Public Accounting Firm

The Members of
UBS Capital Markets L.P.

We have audited the accompanying consolidated statement of financial condition of UBS Capital Markets L.P. (the "Partnership") as of December 31, 2004. This consolidated statement of financial condition is the responsibility of the Partnership's management. Our responsibility is to express an opinion on this consolidated statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Partnership's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated statement of financial condition referred to above presents fairly, in all material respects, the financial position of UBS Capital Markets L.P. at December 31, 2004, in conformity with accounting principles generally accepted in the United States.

Ernst & Young LLP

February 28, 2005

UBS CAPITAL MARKETS L.P.

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2004
(In Thousands)

Assets		
Cash and cash equivalents	$	29,576
Cash segregated under federal and other regulations		2,007
Receivables from brokers, dealers and clearing organizations		26,224
Receivables from affiliates		11,982
Securities owned, at market value		108,105
Other assets		2,578
Total assets	$	180,472
Liabilities and partners' capital		
Liabilities		
Payables to brokers, dealers and clearing organizations	$	3,903
Payables to affiliates		5,115
Payable to customer		2
Securities sold, not yet purchased, at market value		91,681
Accrued expenses		22,649
		123,350
Subordinated borrowings		30,000
Partners' capital		27,122
Total liabilities and partners' capital	$	180,472

1. Organization

UBS Capital Markets L.P. and its subsidiary, Pebble LLC ("Pebble"), ("UBSCM" or the "Partnership"), formerly known as Schwab Capital Markets L.P., is an indirect wholly-owned subsidiary of UBS AG (the "Parent"). UBSCM is a registered broker and dealer under the Securities Exchange Act of 1934 and a member of the National Association of Securities Dealers, Inc. ("NASD"). The Partnership provides equities trading and execution for its affiliates and other institutional investment firms. Additionally, UBSCM acts as a market-maker in NASDAQ and other securities. A substantial portion of UBSCM's order flow is derived from transactions initiated by Charles Schwab & Co., Inc. ("CSC"), a former affiliate. The Partnership's principal office is in Jersey City, New Jersey.

UBSCM is a Limited Partnership formed under the laws of New Jersey. The Partnership was previously an indirect wholly-owned subsidiary of The Charles Schwab Corporation ("TCSC").

On January 15, 2004, TCSC purchased SoundView Technology Group ("SVTG"), a research-driven securities firm providing institutional investors with fundamental research on companies in technology, media, telecom, healthcare, and other growth related industries. Upon the completion of the acquisition, approximately forty-seven sales traders, traders, and research sales professionals became employees of UBSCM. This transaction resulted in the issuance of a preferred partnership interest from UBSCM to SoundView Technology Corporation ("SVTC"), the wholly owned broker-dealer of SVTG. The preferred partnership interest of $77,312 was granted along with a capital contribution by the general and limited partners of $6,215 in a non-cash transaction in return for goodwill and intangible assets allocated to UBSCM in the amount of $67,550 and $15,977, respectively. The intangible assets consisted of $15,315 related to customer relationships and $662 related to the SoundView trade name. The preferred partnership interest agreement calls for a preferred return of the investment at a rate of eight percent per annum, payable on a monthly basis. Concurrent with the acquisition of SVTG, UBSCM entered into a management services agreement with SVTC.

1. Organization (continued)

On October 29, 2004, UBS Americas Inc. ("UBSA"), a wholly owned subsidiary of the Parent, purchased UBSCM and its affiliate, SVTG, from TCSC, the former ultimate owner of the capital markets businesses comprised of the aforementioned entities. Concurrent with the sale, TCSC, CSC, UBSCM, UBSA, and UBS Securities LLC, an affiliate, entered into order routing and execution services agreements. Pursuant to the agreements, TCSC and CSC have committed to route retail equities and listed options orders to UBSCM and its affiliates for handling and execution for a period of eight years.

Additionally, the parties entered into a Transaction Services Agreement, whereby TCSC and CSC would continue to provide clearing services for UBSCM as well as provide transitional employees and the use of facilities and fixed assets owned by TCSC and CSC. UBSCM had transferred its clearing services to CSC on April 16, 2004. UBSCM and CSC entered into an omnibus clearing agreement that was amended as part of the UBSA acquisition on October 29, 2004.

At December 31, 2004, UBSA, owns all of the Partnership's general partnership interest and limited partnership interest, and UBSA's wholly-owned subsidiary, SVTC, owns all the Partnership's preferred partnership interests.

2. Significant Accounting Policies

Proprietary securities transactions are recorded on a trade date basis. Securities owned and securities sold, not yet purchased are stated at market value. Market value is generally based on published market prices or other relevant factors including dealer price quotations.

Customers' securities transactions are recorded on a settlement date basis.

Interest income is earned from cash balances and deposits and is accounted for on an accrual basis. Interest expense is incurred on subordinated borrowings and is accounted for on an accrual basis.

2. Significant Accounting Policies (continued)

The Partnership has defined cash equivalents as highly liquid investments, with original maturities of less than ninety days, that are not held for sale in the ordinary course of business, and are not required to be segregated under federal and other regulations. Included in cash and cash equivalents at December 31, 2004 is cash on deposit of $28,950 with a federally insured U.S. commercial bank.

UBSCM utilizes an interest bearing demand deposit account to segregate cash amounts for regulatory purposes.

Furniture and equipment were depreciated primarily on a straight-line basis over their estimated useful lives, generally three to seven years. Leasehold improvements were amortized on a straight-line basis over the lesser of the estimated useful life of the asset or the life of the lease. Software and certain costs incurred for purchasing or developing software for internal-use were amortized on a straight-line basis over an estimate useful life of three years.

Long-lived assets and intangible assets are reviewed for impairment when events or circumstances indicate cost may not be recoverable. Impairment exists when the carrying value of the asset is greater than the pre-tax undiscounted cash flows expected to be provided by the asset. If impairment exists, the asset is written down to its fair value. Fair value is determined through the calculation of the pre-tax present value of future cash flows expected to be provided by the asset.

Under SFAS 142, Goodwill and Other Intangible Assets, goodwill and intangible assets with indefinite lives are not amortized but are tested for impairment at least annually or whenever indications of impairment exist.

Intangible assets without indefinite lives were amortized on a straight line basis over estimated useful lives of five and fifteen years.

Accrued expenses consist primarily of compensation payable of $12,737 and other accrued operating expenses of $9,912.

UBSCM is treated as a partnership for U.S. tax purposes. As such, it is not subject to Federal or state income taxes as all taxable income, losses, and deductions flow through to the partners.

(In Thousands)

2. Significant Accounting Policies (continued)

The preparation of the consolidated statement of financial condition in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect amounts reported in the consolidated statement of financial condition and accompanying notes. Management believes that the estimates utilized in preparing its consolidated statement of financial condition are reasonable and prudent. Actual results could differ from these estimates.

The consolidated statement of financial condition includes the statements of financial condition of UBS Capital Markets L.P. and its subsidiary. All material intercompany balances and transactions have been eliminated.

In December 2004, the FASB issued SFAS 123 (revised 2004), Share-Based Payment, (SFAS 123-R) which is a revision of SFAS 123, Accounting for Stock-Based Compensation (SFAS 123) and supersedes APB Opinion 25, Accounting for Stock Issued to Employees. SFAS 123-R introduces the notion of a requisite service period, which indicates that the service period for awards with future vesting may not be defined as a prior period.

SFAS 123-R is effective for interim or annual reporting periods beginning after June 15, 2005 with earlier application permitted. UBSCM will adopt SFAS 123-R effective January 1, 2005 using the modified prospective method. Under the modified prospective method, SFAS 123-R applies to new awards that are granted, modified or settled after SFAS 123-R is adopted.

Prior to the Parent acquisition, UBSCM employees participated in TCSC's incentive compensation plans. Subsequent to the Parent acquisition, UBSCM employees were eligible for the Parent's share plans. No options were granted to UBSCM's employees for 2004 under either TCSC's or the Parent's plans. Based upon the above, the adoption of SFAS 123-R is not expected to have a material effect on UBSCM's consolidated statement of financial condition.

3. Receivables from Brokers, Dealers and Clearing Organizations

Under the terms of the omnibus clearing agreement with CSC, UBSCM is required to maintain a margin deposit with CSC. At December 31, 2004, UBSCM maintained a cash deposit with CSC in the amount of $26,224. Of the deposited balance, $20,571 was restricted to cover the total margin requirement on December 31, 2004. The total margin requirement is calculated and adjusted daily by CSC.

4. Securities Owned and Securities Sold, Not Yet Purchased

At December 31, 2004, securities owned and securities sold, not yet purchased by the Partnership comprised primarily common stocks and warrants.

Securities sold, not yet purchased, represent obligations of the Partnership to deliver the specified security at the contracted price and, thereby, create a liability to purchase the security in the market at prevailing prices. Accordingly, these transactions result in off-balance sheet risk as the Partnership's ultimate obligation to satisfy the sale of securities sold, not yet purchased may exceed the amount reflected in the consolidated statement of financial condition.

5. Payables to Brokers, Dealers, and Clearing Organizations

Included in payables to brokers, dealers, and clearing organizations are unsettled proprietary trades.

6. Financial Instruments

Financial instruments recorded at fair value on the Partnership's consolidated statement of financial condition include securities owned and securities sold, not yet purchased. Other financial instruments are recorded by the Partnership at contract amounts and include receivables and payables to affiliates, receivables and payables to brokers, dealers, and clearing organizations; payable to customer; and subordinated borrowings. Financial instruments carried at contract amounts which approximate fair value, either have short-term maturities (one year or less), are repriced frequently, or bear market interest rates.

In the normal course of business, UBSCM is involved in principal transactions and the execution and financing of various customer and broker and dealer securities transactions.

In its capacity as market maker, UBSCM maintains inventories in NASDAQ securities, other over-the-counter ("OTC") securities and exchange-traded securities on both a long and short basis. While long inventory positions represent UBSCM's ownership of securities, short inventory positions represent obligations of UBSCM to deliver specified securities at contracted prices, which may differ from market prices prevailing at the time of completion of the transaction. Accordingly, both long and short inventory positions may result in losses or gains to UBSCM as market values of these securities fluctuate. Long and short positions are marked-to-market daily and are monitored by management to ensure compliance with established limits.

UBSCM clears its transactions through CSC, its former affiliate. UBSCM is required to maintain a margin deposit with CSC for the settlement of transactions.

UBSCM's securities trading activities are executed primarily with and on behalf of other financial institutions, including brokers and dealers, and other institutional clients. Concentrations of credit risk can be affected by changes in geographic, industry or economic factors. Additionally, UBSCM's exposure to credit risk associated with the nonperformance of these counterparties in fulfilling their contractual obligations pursuant to securities trading activities can be directly impacted by the volatility and liquidity of the NASDAQ, OTC and listed trading markets.

UBSCM maintains the majority of its excess non-restricted cash on deposit with a federally insured U.S. commercial bank to mitigate the risk on its excess cash balances.

7. Employee Benefit Plans

As part of the acquisition on October 29, 2004 UBSCM employees were automatically enrolled into the defined contribution plan of the Parent and will earn retirement contributions based on 4% of eligible compensation, subject to certain limitations prescribed by the Internal Revenue Code.

UBSCM participates with affiliates in postretirement medical, dental, and life insurance plans sponsored by the Parent. Postretirement medical and dental is contributory, with retiree contributions adjusted annually and containing other cost sharing features such as deductibles and coinsurance. The postretirement life insurance plan is non-contributory. With respect to postretirement medical and dental, the Parent's policy is to fund the liability in amounts determined at the discretion of management. With respect to postretirement life insurance, the Parent's policy is to pay premiums as required by the carrier.

UBSCM also participates in a defined contribution 401(k) plan of the Parent.

Prior to the acquisition of UBSCM on October 29, 2004, UBSCM participated in the Schwab 401k plan sponsored by TCSC, its former parent.

8. Employee Incentive Plans

As a result of the acquisition of UBSCM on October 29, 2004, selected personnel were granted awards made in shares of the Parent. The final vesting of the awards associated with the acquisition will occur in 2008.

UBSCM employees are eligible to participate in a Parent sponsored share purchase plan. The Equity Plus Plan provides eligible employees the opportunity to purchase actual Parent shares at fair market value on the purchase date and receive two options on Parent shares for each share purchased, up to a maximum limit. The options have a strike price equal to the fair market value of the stock on the date the option is granted. Share purchases can be made annually from bonus compensation, or quarterly based on regular deductions from salary. Shares purchased under this plan are fully vested but are restricted from sale for two years from the time of purchase, and the options granted have a two-year vesting requirement and expire ten years after the date of grant.

Under UBSCM's former parent, TCSC's plan, restricted stock awards granted to employees were restricted from sale and generally vested over a four-year period.

9. Restructuring

Prior to the UBSA acquisition on October 29, 2004, TCSC completed restructuring initiatives to adjust its workforce in response to the market environment. The restructuring initiatives primarily included reductions in workforce of approximately twenty-seven individuals. At December 31, 2004, there were no remaining restructuring liabilities in accrued expenses on the consolidated statement of financial condition. UBSCM settled all remaining restructuring liabilities as part of the UBSA acquisition.

10. Impairment

In accordance with SFAS 142, the assets and liabilities of UBSCM were evaluated by management to determine if any impairment or fair value adjustments were necessary. As a result of this evaluation, UBSCM recorded impairment and disposal charges in 2004. These charges were due to the impairment of goodwill, intangible assets and disposal of fixed assets based on a fair value assessment made by management.

11. Contingent Liabilities

The Partnership is involved in litigation arising in the normal course of business. In the opinion of management, after consultation with legal counsel, the ultimate resolution of such litigation will not have a materially adverse effect on the Partnership's financial position.

(In Thousands)

12. Related Party Transactions

UBSCM offers brokerage services to institutional customers that are cleared by its former affiliate, CSC. At December 31, 2004, UBSCM had a deposit of $254 with CSC for such activities. The majority of institutional customers under this agreement were moved to UBS Securities LLC subsequent to the acquisition on October 29, 2004. Additionally, UBSCM executes substantially all NASDAQ security trades, other OTC security trades and a significant portion of exchange-traded securities originated from CSC's clients.

The Partnership primarily uses office space leased by TCSC and UBSA. During 2004, UBSCM was charged by TCSC related to occupancy of its primary office space in New Jersey. As part of the acquisition on October 29, 2004, UBSA entered into a leasing agreement for use of office space in New Jersey. UBSCM was charged by UBSA for occupancy of this office space in 2004.

In December 2004, UBSCM sold certain of its fixed assets, comprising mainly technology equipment, at fair value of $2,817 to an affiliate. The fixed assets were assessed and recorded at fair value as part of the evaluation mentioned in Note 10 above.

As part of TCSC's acquisition of SVTG, UBSCM entered into a management services agreement with SVTC, the wholly owned broker-dealer of SVTG. Pursuant to the agreement, UBSCM would reimburse SVTC one hundred ten percent of its pre-tax operating expenses on a monthly basis. Due to the restructuring of SVTC, expected costs going forward will be de minimus.

Additionally, UBSCM issued a preferred partnership interest to SVTC that included a preferred dividend of eight percent per annum.

During 2004, UBSCM also provided funding for the settlement of accounts payable, payroll, occupancy, and restricted stock compensation for SVTG and SVTC. At December 31, 2004 UBSCM had receivables of $2,390 and $6,987 from SVTG and SVTC, respectively, which are included in receivables from affiliates in the consolidated statement of financial condition.

Pursuant to various service fee arrangements, the Partnership provides and receives services to and from affiliates.

As part of the UBSA acquisition on October 29, 2004, UBSCM began executing select transactions for an affiliate.

At December 31, 2004 UBSCM maintained a deposit of $2,000 with an affiliate to comply with Federal Reserve Act Regulation W.

(In Thousands)

13. Subordinated Borrowings

The Partnership has a revolving subordinated loan agreement with UBSA, which provides a $150,000 revolving credit line, with final maturity at October 29, 2014. As of December 31, 2004, the Partnership has drawn $30,000 of the $150,000.

Loans with UBSA bear interest at rates that reset at variable intervals as determined by the affiliates, but not to exceed 1% above London Interbank Offer Rate.

The revolving subordinated loan agreement has been approved by the NASD and therefore qualifies as regulatory capital. The subordination, which is subordinated to all claims of general creditors of the Partnership, constitutes part of the Partnership's net capital under the Uniform Net Capital Rule and may be repaid only if, after giving effect to such repayment, the Partnership continues to meet its minimum net capital requirements.

UBSCM's subordinated loan agreement with TCSC originally maturing August 18, 2005 was repaid on October 29, 2004, concurrent with the inception of the new subordinated borrowings from UBSA.

14. Net Capital Requirements

The Partnership is subject to the Securities and Exchange Commission (the "SEC") Uniform Net Capital Rule (Rule 15c3-1). UBSCM computes net capital under the alternative method provided for in Rule 15c3-1, which requires that the Partnership maintain net capital equal to the greater of $1,000 or 2% of aggregate customer-related debit items, as defined. Advances to affiliates, repayment of subordinated borrowings, dividend payments, and other equity withdrawals are subject to certain notification and other provisions of the SEC Uniform Net Capital Rule or other regulatory bodies.

At December 31, 2004, the Partnership had net capital of approximately $18,219, which was $17,219 in excess of the required net capital of $1,000.

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION

UBS Capital Markets L.P.

December 31, 2004
with Report of Independent Registered Public Accounting Firm